
May 6, 2011

Bruce E. Thomas
Senior Vice President and Chief Financial Officer
Community Bankers Trust Corporation
4235 Innslake Drive, Suite 200
Glen Allen, Virginia 23060

> **Re:** **Community Bankers Trust Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Form 10-Q/A for Quarter Ended March 31, 2009**
> **Form 10-Q/A for Quarter Ended June 30, 2009**
> **Form 10-Q/A for Quarter Ended September 30, 2009**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **File No. 001-32590**

Dear Mr. Thomas:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brittany Ebbertt
Staff Accountant